Confidential Treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as “***”. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.

Exhibit 10.1

SUPPLY AGREEMENT

THIS SUPPLY AGREEMENT (hereinafter “Supply Agreement”) is made this 12 day of July, 2007 (the “Effective Date”) by and between Abbott GmbH & Co. KG, having a place of business at Max-Planck Ring 2, 65205 Wiesbaden, Germany and a facility at Knollstrasse 50, 67061 Ludwigshafen, Germany (hereinafter “Abbott”), and Barrier Therapeutics, Inc., having a place of business at Suite 3200, 600 College Road East, Princeton NJ 08540, USA (hereinafter “Barrier”).

WHEREAS Abbott and Barrier have entered into a Development and Supply Agreement dated 16 May 2002 with respect to the development of Bulk Product and Finished Product as defined therein (hereinafter “Development and Supply Agreement”); and

WHEREAS Article V of the Development and Supply Agreement stipulates that the parties will enter into a supply agreement as soon as reasonably possible after Barrier submits the first New Drug Application for the Finished Product to a Regulatory Agency; and

WHEREAS Abbott and Barrier now wish to enter into this Supply Agreement for Bulk Product.

NOW THEREFORE the parties agree as follows:

Article I

Definitions

1.1

Affiliate means any person or business entity which directly or indirectly controls, is controlled by, or is under common control with a party to this Supply Agreement. A business entity shall be deemed to “control” another business entity, if it owns directly or indirectly, more than fifty percent (50%) of the outstanding voting securities, capital stock, or other comparable equity or ownership interest of such business entity, or exercises equivalent influence over such entity. If the laws of the jurisdiction in which such entity operates prohibit ownership by a party of fifty percent (50%) or more, “control” shall be deemed to exist at the maximum level of ownership allowed by such jurisdiction.

1.2	Bulk Product means Drug Substance formulated by Abbott using its Meltrex™ Technology according to the terms of this Supply Agreement.

1.3	Delimitation of Responsibilities Agreement means an agreement approved by both parties that defines the responsibilities related to quality, compliance, regulatory, and manufacturing to assure the Bulk Product is manufactured according to all applicable regulations and guidelines.

1.4	Drug Substance means the antifungal compound itraconazole, alone or as a premix (“Triaset”).

1.5	Finished Product means the final tablets made by milling and compressing Bulk Product according to the terms of this Supply Agreement and suitable for marketing and sale.

1.6	Meltrex™ Technology means any and all know-how, proprietary data, patents and patent applications owned or controlled by Abbott or any of its Affiliates relating to the formulation and shaping of pharmaceutical products by melt-extrusion.

1.7	NDA means the first new drug application filed with the United States Food and Drug Administration or appropriate foreign equivalent Regulatory Agencies.

1.8	Net Sales means the amount billed by Barrier or an Affiliate or sublicensee of Barrier for sales of Finished Product to a third party (including without limitation third party distributors and wholesalers) less: (a) discounts, including cash discounts, discounts to managed care or similar organizations or government organizations, rebates paid, credited, accrued or actually taken, including government rebates such as Medicaid chargebacks or rebates, and retroactive price reductions or allowances actually allowed or granted from the billed amount, and commercially reasonable and customary fees paid to distributors (other than to a distributor that is an Affiliate of Barrier), (b) credits or allowances actually granted upon claims, rejections or returns of such sales of Finished Products, including recalls, regardless of Barrier requesting such recalls, (c) freight, postage, shipping and insurance charges paid for delivery of such Finished Product, to the extent billed separately on the invoice and paid by the buyer, and (d) taxes, duties or other governmental charges levied on or measured by the billing amount when included in billing, as adjusted for rebates, charge-backs and refunds and (e) provisions for actual uncollectible accounts determined in accordance with U.S. generally accepted accounting practices, consistently applied to all products of Barrier.

1.9	Regulatory Agencies means the regulatory authorities having jurisdiction over the clinical testing, manufacture, marketing and sale of Finished Product.

1.10	Replacement Value means, with respect to Drug Substance and/or hydroxypropylmethylcellulose (hereinafter “HPMC”), the out of pocket cost incurred by Barrier in connection with the purchase and delivery to Abbott of such Drug Substance and/or HPMC.

1.11	Specifications means the specifications for Drug Substance and Bulk Product as set forth in the NDA and attached hereto as Appendix 2 in accordance with Article 3.1, as may be amended or supplemented from time to time upon the written agreement of both parties or as required by Regulatory Agencies.

1.12	Supply Price for Bulk Product shall mean the prices as set out in Appendix 1 hereto.

Article II

Supply of Bulk Product

2.1	Barrier hereby appoints Abbott as its exclusive supplier for Barrier’s and any Barrier designee’s or sublicensee’s entire requirements of Bulk Product.

2.2	Abbott shall manufacture Bulk Product in its facilities exclusively for supply to Barrier or Barrier’s designees or sublicensees.

2.3	Abbott shall ship Bulk Product, together with agreed upon documentation, to Barrier or such designee or sublicensee of Barrier as Barrier specifies with each order. Title and risk of loss in Bulk Product shall pass to Barrier when each shipment leaves Abbott’s premises. The Bulk Product shall be delivered on the basis Ex Works (Incoterms 2000) Abbott’s manufacturing facility, Ludwigshafen, Germany. Shipment shall be via carrier designated by Barrier.

2.4

Not later than thirty (30) days prior to Barrier targeted filing of its first NDA with a Regulatory Agency for approval of Finished Product, Barrier will provide Abbott with its current demand forecast for use of capacity analysis. Within ninety (90) days following Barrier’s launch of the Finished Product following the first NDA approval by a Regulatory Agency, Abbott will determine if it will continue to supply Bulk Product or will work with Barrier on an alternative source for Bulk Product in the event that Abbott is unable or unwilling to fulfill Barrier’s requirements for Bulk Product. Abbott may determine whether it wishes to supply Bulk Product but it reserves the right to sub-contract manufacture thereof. Abbott will be liable for the performance of any responsibilities so sub-contracted as if they had been performed by Abbott.

2.5	In the event that an alternative source for Bulk Product is required, Abbott hereby covenants and agrees that it will use commercially reasonable efforts to assist Barrier to establish its own manufacturing for Bulk Product prior to the termination of this Supply Agreement in order to enable Barrier or its designee to manufacture Bulk Product upon the termination of this Supply Agreement without interruption of supply; provided, however, that Abbott will not be obliged to assist Barrier in developing a manufacturing process which differs in any manner from the process or procedures that Abbott or Abbott’s Affiliates utilize in their manufacture of the Bulk Product. The parties will develop a procedure and timetable under which Abbott will transfer the manufacturing instructions, the technical information and the manufacturing of the Bulk Product to Barrier (the “Transfer Programme”). As part of the Transfer Programme, Abbott will make available its manufacturing personnel, at no additional cost to Barrier, [***] to provide technical assistance and training regarding Barrier’s manufacture of the Bulk Product and any other matters included in the Transfer Programme. Abbott will provide Barrier such other support services as may be agreed upon between the parties, provided, however, that any excess time spent by Abbott or Abbott’s Affiliates personnel for the purpose of assisting Barrier or Barrier’s Affiliates, [***]. Notwithstanding the foregoing, Abbott will be entitled to decline to provide support services to Barrier or Barrier’s Affiliates [***]. Barrier will reimburse Abbott (against presentation of verifiable invoices) for reasonable costs of travel and lodging incurred by Abbott personnel in the course of travel for the purpose of providing the cooperation or assistance requested by Barrier pursuant to this Article 2.5.

Article III

Specifications for Bulk Product

3.1	Abbott will manufacture Bulk Product in accordance with current Good Manufacturing Practices (“GMP”), including the requirements of the Food and Drug Administration of the United States and EU/ICH Guidelines, and, where applicable, JP guidelines, and in accordance with the Specifications for the Bulk Product which will be agreed upon by the parties prior to the submission of the first NDA to a Regulatory Agency and thereupon will be attached hereto as Appendix 2. Such Specifications may be amended or supplemented from time to time upon the written agreement of both parties or as required by the FDA or other comparable Regulatory Agencies outside the United States.

(a) Abbott will bear the expense of any changes to the manufacturing of the Bulk Product that may be solely initiated by Abbott. Barrier assumes any and all responsibility to make any remediation, modification or change required by any Regulatory Agency (due to a Barrier filing) following the initial regulatory approval to the manufacturing processes or test methods contained in the technical information or manufacturing instructions (“Required Manufacturing Changes”), or any intermediate step thereof, and will solely bear all expenses related thereto.

(b) Except as provided in the previous section, it is hereby agreed between the parties that Abbott shall have responsibility, and shall bear the expenses incurred accordingly, for all regulatory compliance matters related to or affecting the manufacture of Bulk Product at Abbott’s facility, including but not limited to cGMP issues and for maintaining any and all authorizations and licenses necessary to manufacture and supply the Bulk Product to Barrier.

(c) For changes during the term of this Supply Agreement to the Specifications or manufacturing process that are not Required Manufacturing Changes, (collectively “Discretionary Manufacturing Changes”), Abbott and Barrier must both agree to any Discretionary Manufacturing Changes and will, to the extent commercially reasonable under the circumstances, cooperate in making such Discretionary Manufacturing Changes, and each agrees that it will not unreasonably withhold or delay its consent to such Discretionary Manufacturing

Changes proposed by the other party. All reasonable internal and external costs, including obsolete raw materials, regulatory filings, work-in-process, packaging, and labeling materials associated with Discretionary Manufacturing Changes will be borne by Barrier only if such Discretionary Manufacturing Changes were requested by Barrier. Notwithstanding the foregoing, Abbott's standard change control procedures will be utilized in reviewing such changes. In the event that Abbott is unable to implement any Discretionary Manufacturing Change requested by Barrier because such Discretionary Manufacturing Change would be inconsistent with Abbott’s standard change control procedures, Abbott shall provide Barrier with a copy of the specific standard change control procedure implicated by such requested Discretionary Manufacturing Change. Both parties will cooperate to resolve any procedural issues.

3.2	Within ninety (90) days following the submission of the first NDA to a Regulatory Agency, the parties shall agree to their respective responsibilities with regard to quality assurance, release testing, sample and document retention, etc relating to Bulk Product which will be incorporated into a separate Delimitation of Responsibilities Agreement provided that, such Delimitation of Responsibilities Agreement will provide that Abbott shall be responsible for release testing and retaining sample(s) and records for times consistent with all applicable laws and regulatory standards at no cost to Barrier.

3.3	Barrier shall have the right, on not less than thirty (30) days advance notice in writing and during regular business hours, to audit the Abbott facilities and equipment and relevant records/reports being used in the manufacture of Bulk Product to ensure Abbott’s compliance with its obligations under Article 3.1 above not more than once per calendar year unless reasonable cause can be shown. Abbott shall use all reasonable efforts to enable Barrier to carry out such an audit on less than said thirty (30) days notice if Barrier can demonstrate that such audit is required urgently. Any such audit shall be at Barrier’s expense and shall be carried out in such manner as to minimize any disruption to Abbott’s operations.

3.4

At Barrier’s request, Abbott shall also permit its facilities, equipment and relevant records and reports to be inspected under the terms of Article 3.3 above by such Regulatory Agencies whose approval is required to enable Barrier to market Finished Product. Either party will inform the other within one business day of any Regulatory Agency’s request to inspect in relation to Abbott’s production of Bulk Product. In no event will Barrier representatives be entitled to (i) be present during the actual inspection of the Bulk Product, or (ii) make comments during the inspection to any representative of any Regulatory Agencies with respect to the inspection or the Bulk Product. Abbott will assist in providing necessary data and documentation for preparation of responses to Regulatory Agency inquiries within reasonable timeframes.

3.5	Abbott shall use all reasonable efforts to remedy any deficiencies reported by such audit or inspection to meet the Regulatory Agency’s due date or time limit. All other timelines will be mutually agreed upon by Abbott and Barrier.

3.6	During the term of this Supply Agreement, Abbott will advise Barrier without undue delay, but in any event within a period not to exceed seven (7) days (or such shorter time as may be required in order for Barrier to comply with applicable law), of any occurrences or information arising out of Abbott’s manufacturing activities that have or could reasonably be expected to have adverse regulatory compliance and/or reporting consequences concerning the Bulk Product, and Barrier will advise Abbott within seven (7) days (or such shorter time as may be required in order for Abbott to comply with applicable law) of any occurrences or information in connection with Finished Product that, to its knowledge, have or could reasonably be expected to have adverse regulatory compliance and/or reporting consequences concerning the Bulk Product.

(a)	During the term of this Supply Agreement, Abbott will be responsible for handling and responding to any Regulatory Agency inspections with respect to Abbott’s manufacture of the Bulk Product during the term of this Supply Agreement. Abbott will provide to Barrier any information reasonably requested by Barrier and all information requested by any Regulatory Agencies concerning any governmental inspection related to the Bulk Product and will allow Regulatory Agencies to conduct reasonable inspections upon the request of such Regulatory Agencies. To the extent that Abbott requires the assistance of Barrier in order to fulfill its obligations pursuant to this Section 3.6(a), Barrier agrees to fully cooperate and assist Abbott, at Abbott’s expense.

(b)

In the event Abbott is inspected by any applicable Regulatory Agency, Abbott will notify Barrier without undue delay, but in any event within a period not to exceed five (5) business days, of any written alleged violations or deficiencies relating to the Bulk Product and the corrective action to be taken.

Abbott will as expeditiously as practicable take any such corrective action required to comply with the provisions of this Supply Agreement. Prior to submission of any written response submitted to any applicable Regulatory Agencies, Barrier will have an opportunity to review any portion of the response regarding written alleged violations or deficiencies relating to the Bulk Product.

3.7	In the event that Barrier believes that a batch of Bulk Product fails to meet the Specifications, Barrier shall so notify Abbott in writing within sixty (60) business days of Barrier’s receipt of said batch and provide Abbott with samples of the alleged non-conforming Bulk Product from the relevant batch for testing. Abbott’s liability shall be limited to replacement at its cost of any batch which the parties agree fails to meet the Specifications, but shall include the Replacement Value of the Drug Substance and HPMC incorporated into any such Bulk Product that fails to meet the Specifications as well as any amounts payable by Barrier to Barrier’s third party manufacturer of Finished Product to reimburse said third party manufacturer for any costs incurred by it as a result of manufacturing Finished Product incorporating such failed batch of Bulk Product that has been converted from the Bulk Product within the sixty (60) days prior to notification.

3.8	If the parties disagree on the alleged failure of a batch to meet the Specifications, the parties will appoint an independent expert skilled in the art who will analyse samples of the alleged deficient batch. Both parties will supply such expert with copies of such data and documentation as the expert may reasonably require in connection with such analysis. The expert’s opinion as to whether or not such batch has met the Specifications shall be final and binding on the parties. The costs of such expert shall be borne by the party whose contention is rejected by the expert.

Article IV

Quantities and Forecasts

4.1

Within ninety (90) days following Barrier’s first NDA filing with a Regulatory Agency for approval to sell Finished Product, Barrier shall forward to Abbott a three (3) year non-binding forecast of Barrier’s requirements for Bulk Product.

Such three (3) year forecast shall thereafter be updated each year not later than 30th November for the three (3) years commencing on the 1st January immediately following.

4.2	As soon as reasonably possible after Barrier submits its first NDA to a Regulatory Agency, Barrier shall place an order on Abbott for the quantity of Bulk Product required by Barrier for its initial three (3) months’ launch stock of Finished Product and thereafter Barrier shall provide Abbott every calendar quarter with a rolling twenty-four (24) month forecast of its requirements for Bulk Product, of which the forecast for the second three (3) month period shall be a firm commitment to purchase. Barrier will be required to purchase and take delivery of no less than 75% of the amount of Bulk Product included in the forecast for months 7 through 9 of each rolling forecast; Barrier will be required to purchase and take delivery of no less the 50% of the amount of Bulk Product included in the forecast for months 10 through 12 of each rolling forecast; the forecasts for months 13 through 24 of each rolling forecast will not be binding. Each forecast will be broken down for each month of such period into the quantity and shipping dates. Abbott will not, pursuant to any single purchase order, be obliged to supply any quantities of Bulk Product that: (a) exceed the maximum supply amount established for the Bulk Product as set forth in Appendix 3 attached hereto, or (b) is less than the minimum order quantity for the Bulk Product ordered as set forth in Appendix 3.

4.3	Barrier shall provide Abbott with detailed delivery requirements, including dates and destinations, with each order.

4.4	Barrier undertakes to purchase from Abbott its total requirements of Bulk Product for formulation into Finished Product and Abbott undertakes to supply Barrier’s total requirements. In the event that Barrier’s requirements exceed its forecasts, Abbott will use all reasonable efforts to meet Barrier’s second quarter requirements up to a maximum of one hundred and twenty-five percent (125%) of the third quarter forecast of the previous calendar quarter’s twenty-four (24) month forecast.

4.5

Barrier shall specify the third parties from whom Drug Substance and HPMC shall be procured free of charge to Abbott and shall ensure that said third parties have sufficient Drug Substance and HPMC available at all times to enable Abbott to fulfil its obligations hereunder. Abbott will procure from said third parties sufficient quantities of Drug Substance and, if agreed between the parties, HPMC to enable Abbott to supply Barrier’s total requirements of Bulk Product. Supplies of Drug Substance and HPMC shall at all times remain the property of Barrier. Abbott shall provide adequate and safe storage for all Drug Substance and HPMC delivered to it and for all Bulk Product pending delivery to Barrier or a party designated by Barrier.

4.6	Abbott shall keep all Drug Substance, HPMC and Bulk Product insured, at Abbott’s expense, for their Replacement Value against any loss or damage. Abbott shall not be liable for any loss or damage to the Drug Substance, HPMC or Bulk Product during transport.

4.7	Abbott shall use all reasonable efforts to achieve a minimum yield during formulation of the Drug Substance using its Meltrex™ Technology. Yield (“Yield”) is defined as the relation between the Drug Substance content of the Bulk Product manufactured over a certain time span (calculated at nominal concentration), and the actual quantity of Drug Substance used to manufacture such quantity of Bulk Product. At the end of each calendar year, the actual Yield achieved by Abbott will be compared to the minimum Yield agreed upon. Abbott will prepare for Barrier an explanation, by work order number, of all variances greater than three percent (3%). If Abbott has used more Drug Substance than required to achieve the minimum Yield, Abbott will reimburse Barrier at the Replacement Value for the excess quantity of Drug Substance used. The initial minimum Yield will be defined after the manufacturing of the first ten (10) commercial batches (not including the validation batches) after filing the NDA. The parties will thereafter review the minimum Yield on a yearly basis and the minimum Yield for the subsequent calendar year will be the actual Yield for the previous calendar year.

Article V

Supply Price

5.1	Barrier and Abbott agree that the initial Supply Price for Bulk Product shall be as set out in Appendix 1 hereto provided, however, that such Supply Price shall never fall below Abbott’s fully burdened cost of manufacture [***] (“Cost”) in which case the Supply Price shall be adjusted to such Cost.

5.2	Abbott shall have the right to adjust such Supply Price in accordance with any change in the Index of Producer Prices Industrial Products (“Erzeugerpreise gewerblicher Produkte”) of the Statistisches Bundesamt Deutschland (using the year in which the first commercial batch is produced as the baseline) subject to any such adjustment being made only once in each calendar year and on three (3) months written notice from Abbott to Barrier. All invoices shall be sent to by Abbott to Barrier at the address first set forth above and marked “Attention: Accounts Payable”.

5.3	Barrier shall pay the Supply Price (plus Value Added Tax, if applicable) to Abbott within thirty (30) days after receipt of the invoice for each shipment. A late payment penalty at the rate of two percent (2%) per annum above the prime rate as noted in the Wall Street Journal will be applied to any overdue balance on a monthly basis.

Article VI

Intellectual Property Rights

6.1	For the term of this Supply Agreement, Barrier will grant to Abbott, or procure the grant to Abbott of, a royalty-free enabling license under any patents relating to Drug Substance in as far as such a license is necessary for Abbott to develop and manufacture Bulk Product for Barrier and to supply such Bulk Product to Barrier or its designees or sublicensees.

6.2

Abbott hereby grants to Barrier an exclusive, worldwide license and sublicense, as the case may be (the “License”) under any patents and know-how owned or controlled by Abbott or any of its Affiliates relating to the formulation of Drug

Substance by Meltrex™ Technology but only in so far as such a License is necessary for Barrier to use or have used Bulk Product to make, have made, use or sell Finished Product, itself or through its distributors or sublicensees. For the avoidance of doubt, such exclusive License shall not in any way restrict Abbott’s use of its Meltrex™ Technology to develop and manufacture products which do not incorporate Drug Substance or to fulfill its obligations under this Supply Agreement.

6.3	In consideration of said License and in addition to the Supply Price, subject to Section 6.4 below, Barrier shall pay to Abbott a “Fee” of [***] of Net Sales of Finished Product; provided that, if Barrier’s arrangement with a third party sublicensee or distributor requires such third party to pay Barrier a sales based royalty or sales based fee, then, in lieu of [***] of Net Sales, Abbott’s Fee shall be [***] percentage points of such royalty or fee. An example of such calculation is contained in Appendix 4. In the event that Barrier’s arrangement with a third party sublicensee or distributor does not require such third party to pay Barrier a sales based royalty or sales based fee, then Barrier shall pay to Abbott a sum equivalent to [***] of such third party’s Net Sales of Finished Product. For clarification, if a third party (not Abbott or an Abbott Affiliate) is the Bulk Product supplier, then Abbott (and not such third party) shall receive the Fee.

6.4	Barrier’s obligation to pay the Fee to Abbott shall cease upon later of (i) the expiry of the last to expire of any Abbott patents which cover the manufacture of Bulk Product and/or Finished Product, and (ii) the end of the initial ten (10) year term of this Supply Agreement provided that Abbott continues to be Barrier’s supplier of Bulk Product, such supply to be on reasonable commercial terms.

6.5	The Fee shall be paid to Abbott quarterly in arrears, within forty-five (45) days after the end of each calendar quarter.

6.6

Barrier shall keep or cause to be kept accurate records in sufficient detail to enable the payments due hereunder to be determined. Abbott may designate an independent public accountant to review such records once a year during normal business hours to verify the accuracy of the payments made or payable hereunder, but only as to any period ending not more than three (3) years prior to the date of such request. Said accountant shall disclose to Abbott only whether the records are correct or not and, if applicable, the specific details concerning any discrepancies. Abbott will pay for the cost of any such review conducted at its request under this Section 6.6 unless such review reveals a discrepancy of ten percent (10%) or more in the Net Sales or Fee, in which case Barrier will pay the costs of such review.

6.7	Abbott represents and warrants that it has such rights as are necessary to fulfill its obligations under this Agreement.

6.8	Barrier and its designees and sublicensees shall include wording, to be agreed with Abbott, on all packaging, labels, etc of Finished Product to the effect that such Finished Product was formulated using Meltrex™ Technology.

Article VII

Confidentiality

Pursuant to the purposes of this Supply Agreement, each party may from time to time disclose to the other party, orally, in writing or in an electronic medium, information of a confidential or proprietary nature (“Confidential Information”). Each party undertakes to keep strictly secret such Confidential Information received from the other party and not to publish it or make commercial (including any public or press releases to third parties) or any other use of it without the express prior consent in writing of the disclosing party, unless otherwise permitted under this Supply Agreement. The obligation of secrecy does not apply when and if the receiving party can prove that the Confidential Information

a)	was known to it or any of its Affiliates prior to the date it was transferred hereunder, as evidenced by written records;

b)	became or becomes known to it or any of its Affiliates through a third party having the right to disclose the same subsequent to the date it was received hereunder without it being responsible therefor;

c)	was or becomes known to the public or generally available to the public otherwise than through the act or default of the receiving party or its agents;

d)	is independently developed by the receiving party or any of its Affiliates as evidenced by written records; or

e)	is required by law, regulatory, administrative or judicial order to be disclosed, in which event the receiving party shall notify the disclosing party as soon as possible prior to such required disclosure and shall cooperate with the disclosing party’s efforts to limit such disclosure.

The foregoing obligations shall cease after the expiration of a period of ten (10) years commencing on the Effective Date or five (5) years after the termination of this Supply Agreement whichever is the later.

Notwithstanding anything else in this Supply Agreement to the contrary, each party hereto (and each employee, representative, or other agent of any party) may disclose to any and all persons, without limitation of any kind, the Federal income tax treatment and Federal income tax structure of any and all transaction(s) contemplated herein and all materials of any kind (including opinions or other tax analyses) that are or have been provided to any party (or to any employee, representative, or other agent of any party) relating to such tax treatment or tax structure, provided, however, that this authorization of disclosure shall not apply to restrictions reasonably necessary to comply with securities laws. This authorization of disclosure is retroactively effective immediately upon commencement of the first discussions regarding the transactions contemplated herein, and the parties aver and affirm that this tax disclosure authorization has been given on a date which is no later than 30 days from the first day that any party hereto (or any employee, representative, or other agent of any party hereto) first made or provided a statement as to the potential tax consequences that may result from the transactions contemplated hereby.

Article VIII

Term and Termination

8.1

Barrier shall inform Abbott, within five (5) business days of such event, that (i) Barrier or its sublicensee or distributor has received confirmation of acceptance for filing of the first NDA for Finished Product with a Regulatory Agency and (ii)

Barrier or its sublicensee or distributor has made the first commercial sale of Finished Product.

8.2	This Supply Agreement shall come into effect on the Effective Date and remain in full force and effect for ten (10) years from the first day of the month following the month in which the first commercial sale of Finished Product was made by Barrier or a sublicensee or distributor of Barrier.

8.3	Barrier may terminate this Supply Agreement upon twelve (12) months’ written notice to Abbott. Abbott may terminate this Supply Agreement (other than Sections 6.2 through 6.6 which shall survive) upon twelve (12) months’ written notice to Barrier provided that Abbott has put in place adequate alternative supply arrangements in accordance with Articles 2.4 and 2.5 above.

8.4	Either party may terminate this Supply Agreement for a material breach by the other party in the performance of its obligations hereunder by giving to the breaching party written notice specifying such breach within forty-five (45) days after the non-breaching party becomes aware of the occurrence of such breach and, if the breaching party has not remedied or cured the default within sixty (60) days of such notice being given (or, if a breach is not capable of being cured within such 60 day period, the breaching party has not promptly provided the other party with a detailed plan for curing such breach and has not promptly begun and continued all reasonable efforts to execute such plan), then termination shall become effective, at the non-breaching party’s option at the end of said sixty (60) day period.

8.5

In the event of any proceedings, voluntary or involuntary, in bankruptcy by or against Barrier or Abbott, or the appointment with or without the parties’ consent of a receiver for either party, or in the event of insolvency of either party, the other party shall be entitled to terminate the Supply Agreement upon giving written notice without any liability whatsoever. The parties agree that the Licenses are, and shall be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of rights to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code and that Barrier as the licensee of such rights under this Supply Agreement shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code. The parties further agree that, in the event of the commencement of a bankruptcy or similar proceeding by or against Abbott, Barrier shall be entitled to a complete duplicate of (or complete access to, as appropriate)

any such intellectual property and all embodiments of such intellectual property, and to have the same promptly delivered to it (i) upon any such commencement of a bankruptcy or similar proceeding upon its written request therefor, unless Abbott elects to continue to perform all of its obligations under this Supply Agreement or (ii) if not delivered under (i) above, upon rejection of this Supply Agreement by or on behalf of Abbott upon written request therefor.

8.6	Upon termination of this Supply Agreement for any reason whatsoever Barrier and Abbott will cease to use any and all Confidential Information provided by the other party; except that, in the case of (a) expiration pursuant to Section 8.2, (b) termination by Abbott pursuant to Section 8.3, or (c) termination by Barrier pursuant to Section 8.4 or 8.5, Barrier shall be entitled to continue to use any Confidential Information necessary in order for Barrier to utilize the License.

8.7	Upon either (a) expiration of this Supply Agreement pursuant to Section 8.2, (b) termination of this Supply Agreement by Abbott pursuant to Section 8.3, or (c) termination by Barrier pursuant to Section 8.4, Abbott shall deliver to Barrier a complete duplicate of (or complete access to, as appropriate) any intellectual property and all embodiments of such intellectual property, necessary for Barrier or its sublicensee or designee to utilize the License to manufacture Bulk Product.

8.8	Termination of this Supply Agreement for any reason whatsoever will have no effect on any rights or obligations that have accrued prior to the effective date of such termination.

Article IX

Miscellaneous

9.1	Nothing in this Supply Agreement will be deemed or construed as providing either party any right, title, interest, or license in or under any intellectual property right owned or controlled by the other party other than explicitly specified in Article VI above.

9.2	Modifications and amendments to this Supply Agreement require the prior written consent of both parties.

9.3	No waiver of any requirement of this Supply Agreement, whether by conduct or otherwise, will be effective unless in writing. The waiver in any one or more instances will not be deemed or construed to be a further or continuing waiver of any such requirement or of any other requirement of this Supply Agreement.

9.4	If any one or more of the provisions of this Supply Agreement will be held to be invalid, illegal, or unenforceable, the validity, legality, or enforceability of the remaining provisions of this Supply Agreement will not in any way be affected or impaired thereby.

9.5	Any notice required or permitted to be given hereunder will be deemed sufficient if delivered by hand or sent by overnight courier to the parties at the addresses set forth below or such other addresses as either party may designate. Notice will be deemed given when received.

If to Barrier, to:	Chief Operating Officer Barrier Therapeutics, Inc. Suite 3200 600 College Road East Princeton, NJ 08540 USA

If to Abbott, to:	Head of SOLIQS Abbott GmbH & Co. KG Knollstrasse 50 67061 Ludwigshafen Germany

9.6

Neither party will assign this Supply Agreement, or subcontract any of its obligations hereunder, to any other person or entity other than to one or more of its Affiliates, without the prior written consent of the other party, which consent will not be unreasonably withheld; however, in the event of any assignment or subcontract, the party effecting such assignment or subcontract shall guarantee the performance of the assignee or subcontractor in a form satisfactory to the other party. Notwithstanding the foregoing, either party may, without such written consent, assign this Supply Agreement, and its rights and obligations hereunder, in connection with the transfer or sale of all or substantially all of its business, or in the event of its merger or consolidation or change in control or similar transaction provided the permitted assignee shall have assumed all obligations of the assignor under this Supply Agreement.

9.7	This Supply Agreement will be binding upon and inure to the benefit of the permitted successors or permitted assigns of Abbott and Barrier.

9.8	The parties agree to attempt to resolve any dispute involving this Supply Agreement in good faith through upper management meetings between the parties and, if unresolved within sixty (60) days of the first meeting, to arbitrate the dispute in accordance with the terms of Article 9.15.

9.9	This Supply Agreement shall be construed, interpreted and applied in accordance with the laws of Germany, without reference to its conflict of laws provisions, and the place of jurisdiction shall be the Courts of Mannheim, Germany.

9.10	Neither party shall be liable for any failure or delay in performing its obligations hereunder when any such failure or delay shall be caused (directly or indirectly) by fires, flood, earthquakes, accidents, explosions, sabotage, strikes or other labour disturbances, civil commotion, riots, invasions, wars, acts, restraints, requisitions, regulations, or directions of governmental authorities, shortages of labour, fuel, power, or raw material, inability to obtain equipment or supplies, inability to obtain or delays in transportation, acts of God, or any cause beyond the reasonable control of that party. Performance under this Supply Agreement of the affected party may be delayed during the occurrence of any of the circumstances described in this paragraph 9.10, provided that written notice of such circumstances is provided to the unaffected party.

9.11

Neither party shall use the name of the other party in publicity or advertising in relation to any activities under this Supply Agreement without the prior written approval of the other party which shall not be unreasonably withheld. Notwithstanding any other provision of this Supply Agreement, Barrier shall be permitted to describe this Supply Agreement in any document which Barrier files with the Securities and Exchange Commission (“SEC”). Barrier shall provide Abbott with five (5) business days to review any SEC filing which describes this Supply Agreement and shall give due consideration to any reasonable comments provided by Abbott. After any such filing Barrier may make subsequent filings and public disclosures in a manner consistent with the description contained in any such filed document without providing Abbott with an opportunity to review. Prior to filing a copy of this Supply Agreement with the SEC, Barrier shall notify Abbott and, if requested in writing by Abbott within fifteen (15) business days after such notification, request that the SEC grant confidential treatment to the provisions for which Abbott has requested such confidential treatment.

9.12	Each party warrants that it has the right and authority to enter into this Supply Agreement and that it is not under any other contractual obligation, express or implied, inconsistent with the terms hereof.

9.13	Neither party shall make any representation or incur any obligation in the name or on behalf of the other party except as explicitly authorised hereunder. Nothing in this Supply Agreement shall be deemed to establish a relationship of principal and agent between Barrier and Abbott nor any of their agents or employees for any purpose whatsoever. Nothing in this Supply Agreement shall be deemed to constitute the parties as a partnership, association or other relationship.

9.14	This Supply Agreement constitutes the entire agreement of Abbott and Barrier with respect to the subject matter hereof and this Supply Agreement cancels and supersedes all agreements of any kind related to the subject matter hereof entered into prior to the Effective Date of this Supply Agreement.

9.15	Abbott and Barrier shall each obtain and maintain in full force during the term of this Supply Agreement insurance policies from a reputable insurance company or pursuant to a self-insurance programme providing Abbott with insurance coverage for the Bulk Product and Barrier with insurance coverage for the Drug Substance and Finished Product that is reasonably consistent with the levels of insurance coverage customarily maintained in the pharmaceutical industry.

9.16

All disputes, claims or controversies arising in connection with, pursuant to, or related to, this Supply Agreement shall be finally determined under the Arbitration Rules of the International Chamber of Commerce (“ICC”) by three arbitrators, knowledgeable in the field of pharmaceuticals, conversant in the English language, and appointed by the ICC in accordance with said Rules, except that any disputes regarding the validity, scope or enforceability of a patent shall be submitted to a court of competent jurisdiction. The arbitrator appointed to chair the arbitral tribunal shall be a lawyer fluent in English. The place of arbitration shall be London, England. The language of the arbitration shall be English. Documents in other languages shall be permitted as exhibits but mutually acceptable translations in English shall be provided by the offering party. The award may grant any relief appropriate under the applicable law, including without limitation declaratory relief and/or specific performance. However, the parties agree that notwithstanding the applicable law, the arbitral tribunal shall not be empowered to award punitive damages against either party. The parties hereby agree that there shall be no right of appeal to any court on the merits of the dispute. Judgement on the award may be entered in any court having jurisdiction over the award or any of the parties or their assets.

9.17	Each party hereby agrees to indemnify, defend and hold the other party and its Affiliates and each of their directors, officers, shareholders, agents, representatives and employees (the “Indemnified Group”) harmless from and against any and all costs, expenses (including reasonable attorneys’ fees and amounts paid in settlement), damages and liabilities claimed by a third party (“Claim”) resulting directly or indirectly from activities conducted by the indemnifying party, its Affiliates or any of their directors, officers, shareholders, agents, representatives, employees or sublicensees (the “Indemnifying Group”), but only to the extent such Claim results from the negligence or wilful misconduct or breach of this Supply Agreement by the Indemnifying Group (and, in the case of Barrier, resulting from Barrier’s commercialisation of the Bulk Product and Finished Product) except to the extent such Claim results from the negligence or wilful misconduct or breach of this Supply Agreement by the Indemnified Group. In the event that a party is seeking indemnification under this Section, it shall inform the other party of a Claim as soon as reasonably practicable after it receives notice of the Claim, shall permit the indemnifying party to assume direction and control of the defence of the Claim (including the right to settle the Claim solely for monetary consideration), and shall cooperate as requested in the defence and settlement of the Claim. The Indemnified Group shall not voluntarily make any payment or incur any expense in connection with any claim or suit without the consent of the indemnifying party, provided that if the indemnifying party does not assume direction and control of the defence of the Claim, the Indemnified Group may assume direction and control of the defence of the Claim and, if successful, shall be reimbursed by the indemnifying party for costs incurred in connection with such defence.

9.18	Except as may be asserted through a third party claim for which indemnification is required pursuant to Section 9.17 above, neither party will be liable to the other for any loss of profits, loss of use or loss of goodwill or any indirect or consequential damages.

IN WITNESS WHEREOF, the parties have caused this Supply Agreement to be executed by their authorized representatives as of the dates set forth below:

BARRIER THERAPEUTICS, INC.		ABBOTT GmbH & Co. KG

By:	/s/ Al Altomari	By:	/s/ Dr. Jörg Breitenbach
Name:	Al Altomari	Name:	Dr. Jörg Breitenbach
Title:	Chief Operating Officer	Title:	Senior Director, Head of SOLIQS

		By:	/s/ Tatjana Häußer
		Name:	Tatjana Häußer
		Title:	Counsel, PPG Legal Operations

APPENDIX 1

Supply Price

Supply Price for Bulk Product (ex-works Ludwigshafen),

excluding the cost of Drug Substance and HPMC.

[***]

These prices may be changed from time-to-time on prior written notice in accordance with Article 5.2.

APPENDIX 2

Specifications for Bulk Product

(to be agreed and attached prior to Barrier’s first submission of an NDA for Finished Product to a Regulatory Agency)

Appendix 3

Maximum Capacity and Minimum Order Quantities

(to be agreed and attached prior to first launch of Finished Product)

Appendix 4

Example of Alternative Fee Calculation

Where Barrier’s arrangement with a third party sublicensee or distributor requires such third party to pay Barrier a sales based royalty or fee:

Example 1. [***]

[***]

[***]

[***]

[***]

Example 2. [***]

[***]

[***]

[***]

[***]